SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35589; File No. 813-00417

PGIM, Inc. and PGIM U.S. Employee Co-Invest, L.P.

May 15, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships, limited liability companies, business trusts or other entities ("Funds") formed for the benefit of eligible employees of PGIM, Inc. and its affiliates from certain provisions of the Act. Each Fund, and each series thereof with segregated assets and liabilities, will be an "employees' securities company" with the meaning of section 2(a)(13) of the Act.

Applicants: PGIM, Inc. and PGIM U.S. Employee Co-Invest, L.P.

Filing Dates: The application was filed on February 27, 2024 and amended on March 21, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 9, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Ernest Ceberio, PGIM Real Estate, 655 Broad Street, Newark, NJ 07102; David A. Hearth, davidhearth@paulhastings.com.

FOR FURTHER INFORMATION CONTACT: Deepak Pai, Senior Counsel, Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated March 21, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at,

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.